EXHIBIT 99.29

MINE SAFETY DISCLOSURE

Alio Gold Inc. (the “Company”) is committed to the health and safety of its employees and in providing an incident free workplace. The Company maintains a comprehensive health and safety program that includes extensive training for all employees and contractors, emergency response preparedness, site inspections, incident investigation, regulatory compliance training and process auditing.

The Company’s U.S. mining operations are subject to Federal Mine Safety and Health Administration (“MSHA”) regulation under the U.S. Federal Mine Safety and Health Act of 1977 (“FMSH Act”). MSHA inspects the Company’s U.S. mines on a regular basis and may issue various citations and orders if it believes a violation has occurred under the FMSH Act. Whenever MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation.

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934 that operate mines regulated under the FMSH Act. The disclosures reflect the Company’s U.S. mining operations only, as such requirements do not apply to the Company’s mines operated outside the United States.

The information in the table below relates to the Company’s U.S. mining operations during the year ended December 31, 2018, as reflected in the Company’s records. In some cases, the data in the Company’s internal systems may not match or reconcile with the data MSHA maintains on its public web site:

Mine or Operating Name and MSHA Identification Number (1)	Section 104 S&S Citations (#) (2)	Section 104(b) Orders (#) (3)	Section 104(d) Citations and Orders (#) (4)	Section 110(b)(2) Violations (#) (5)	Section 107(a) Orders (#) (6)	Total Dollar Value of MSHA Assessments Proposed ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Year (#)	Legal Actions Initiated During Year (#)	Legal Actions Resolved During Year (#)
Florida Canyon Mine -2601947	14	1	0	0	1	$30,130	0	no	no	0	0	0

(1)

MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The information provided above is presented by mine identification number.

(2)

Represents the total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under Section 104 of the FMSH Act for which the Company received a citation from the MSHA.

(3)

Represents the total number of orders issued under Section 104(b) of the FMSH Act, which cover violations that had previously been cited under Section 104(a) that, upon follow-up inspection by MSHA, are found not to have been totally abated within the prescribed time period.

(4)	Represents the total number of citations and orders for unwarrantable failure of the Company to comply with mandatory health or safety standards under Section 104(d) of the FMSH Act.
(5)	Represents the total number of flagrant violations under Section 110(b)(2) of the FMSH Act.
(6)	Represents the total number of imminent danger orders issued under Section 107(a) of the FMSH Act.